Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	18 August 2016, at 9.55 a.m. (EET)

BIOTIE THERAPIES CORP. APPLIES FOR DELISTING OF ITS SHARES FROM NASDAQ HELSINKI

Biotie Therapies Corp.'s (Nasdaq Helsinki: BTH1V) (“Biotie”) Board of Directors has decided to apply for the termination of public trading in Biotie shares and for the delisting of all the Biotie shares from the official list of Nasdaq Helsinki Ltd ("Nasdaq Helsinki").

Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”) owns approximately 96.8 percent of all the shares and votes in Biotie (excluding the treasury shares held by Biotie). Acorda has initiated redemption proceedings in accordance with Chapter 18 of the Finnish Companies Act in order to redeem all the remaining Biotie shares held by the minority shareholders.

Provided that the Arbitral Tribunal appointed for the redemption proceedings confirms that Acorda’s redemption right is clear, Acorda is entitled to gain title to all the Biotie shares against the placing of security approved by the Arbitral Tribunal for the payment of the redemption price.

Biotie has today submitted a delisting application to Nasdaq Helsinki. In the application, Biotie requests that the quotation of the Biotie shares on the official list of Nasdaq Helsinki be terminated as soon as possible upon Acorda having gained title to all the shares in Biotie in the redemption proceedings.

Turku, 18 August 2016

Biotie Therapies Corp.
Antero Kallio
CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver. Biotie is a part of Acorda Therapeutics Inc. Group (”Acorda”) and its shares, excluding of those owned by Acorda, are currently subject to a redemption process in accordance with the Finnish Companies Act.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, post-stroke walking difficulties, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.